$728,840,000

Residential Asset Securities Corporation

Depositor

RASC Series 2006-EMX9 Trust

Issuing Entity

Residential Funding Corporation

Master Servicer and Sponsor

Home Equity Mortgage Asset-Backed Pass-Through Certificates,

Series 2006-EMX9

Supplement, dated January 10, 2007

to

Prospectus Supplement, dated October 25, 2006

to

Prospectus, dated October 19, 2006

___________________________________________

On January 4, 2007, Mortgage Lenders Network USA, Inc. ("MLN"), Emax Financial Group, LLC (''EMAX") and Residential Funding Company, LLC (“RFC”), entered into several agreements to restructure some of their contractual relationships, including those pertaining to certain aspects of both the ownership of servicing rights and the subservicing of the mortgage loans in the trust.

Specifically, MLN as subservicer of the mortgage loans in the trust, and EMAX, the owner of the servicing rights and an affiliate of MLN, entered into an agreement whereby the subservicing arrangement pursuant to which MLN is subservicing the mortgage loans will terminate on February 28, 2007, unless extended by MLN and EMAX with the consent of RFC as master servicer.

Pursuant to a separate agreement, EMAX agreed to sell the servicing rights to the mortgage loans in the trust. EMAX is in the process of accepting bids for the servicing rights. As part of the process, EMAX will have four weeks to obtain bids for the purchase of such servicing rights. RFC intends to place a bid with EMAX to purchase the servicing rights from EMAX. EMAX intends to sell the servicing rights to the successful bidder on or prior to March 31, 2007. Regardless of who the successful bidder is, and as part of the requirements to submit a bid for the servicing rights, the successful bidder will be a servicer that meets the standards of RFC's servicing guidelines. Though not a requirement for submission of a bid, the successful bidder may enter into an arrangement with MLN whereby MLN will continue to subservice the mortgage loans in the trust. In accordance with the terms of the pooling and servicing agreement that governs the servicing of the mortgage loans in the trust, the final servicing arrangements are subject to the approval of RFC as master servicer.

As with any servicing transfer, in the event that a servicing transfer occurs, such transfer could cause collections on the mortgage loans to be delayed, and could result in increased delinquencies and realized losses on the mortgage loans.

GMAC RFC Securities	Barclays Capital

This supplement may be used to offer or sell the certificates offered hereby only if accompanied by the prospectus supplement and prospectus. Dealers will be required to deliver a prospectus supplement and prospectus when acting as underwriters of the certificates offered hereby and with respect to their unsold allotments or subscriptions. In addition, for ninety days following the date of this prospectus supplement, all dealers selling the offered certificates, whether or not participating in this offering, may be required to deliver a prospectus supplement and prospectus, such delivery obligation generally may be satisfied through the filing of the prospectus supplement and prospectus with the Securities and Exchange Commission.